Michael Shef michael.shef@troutmansanders.com	Direct Dial: 212-704-6140 Direct Fax: 212-704-5974
April 12, 2007
Via Edgar and Federal Express
Ms. Tabatha Akins.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549-7010

RE:	Biodel Inc. Form S-1 Registration Statement File No. 333-140504
Dear Ms. Akins:
     On behalf of Biodel Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2007, with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on February 7, 2007, as amended by Amendment No. 1 filed on March 27, 2007 (as amended, the “Form S-1”).
     Courtesy copies of this letter have been sent to the Commission’s examiners via courier.
     All responses provided herein are based solely on information provided by the Company.
     I call to your attention that the Company has authorized a reverse split of one for .7085 and all the numbers contained in the enclosures reflect the reverse split.
     For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 12, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Stock Based Compensation, page 36
1.	Regarding the disclosures that you provided in response to prior comment 22, please expand them to:
a. Quantitatively discuss the significant factors, assumptions and methodologies used in the contemporaneous and retrospective valuations performed for each grant date, including how the enterprise value was estimated and changed.
b. Quantitatively discuss the significant factors and assumptions utilized in your market and discounted future cash flow approach.
c. Quantitatively explain how in applying each valuation methodologies, you considered the factors listed, such as the operating performance, progress in the your product research development and clinical trial activities, the probability of selling the company, and the probability of achieving liquidity through an initial public offering or the sale of your business.
d. Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.
RESPONSE: The Company has provided the requested disclosures to questions 1a-1c on Exhibit A hereto. If you wish, I can send you by facsimile a marked copy showing changes from Amendment No. 1. Set forth below is the Company’s proposed response to question 1.d:
As will be provided in Amendment No. 2 to the Form S-1, the Company and its underwriters have now estimated the initial public offering price to be in the range of $14 to $16 per share, with a midpoint of $15 per share. The Company notes that the option exercise prices of $1.41 per share, $5.65 per share and $12.63 per share set at the various option grant dates are all below this midpoint. The Company also notes that the fair market values of the Company’s common stock, as determined by the Company’s unrelated valuation specialist, of $0.83 per share, $4.69 per share and $12.63 per share are also below this midpoint.
As noted in the Form S-1/A, the Company adopted the valuations of the unrelated valuation specialist in determining the fair market value of the common stock for the Black-Scholes valuation model to value stock option grants and determine stock-based compensation pursuant to SFAS 123(R). The Company respectfully submits that the revised disclosure in the Form S- 1/A discusses the factors that contributed to the increase in the fair market value of the

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 12, 2007

Company’s common stock between each stock option grant date and fair market value appraisal date. Specifically:
•	Subsequent to the May 2005 option grants at an exercise price of $1.41 per share, the Company offered and sold its Series B convertible preferred stock and common stock purchase warrants to outside investors at $5.56 per unit. In addition, the Company (1) commenced its Phase II VIAject™ clinical trial in September 2005; and (2) held an end of Phase II meeting with the FDA for VIAject™, which was a prerequisite to beginning the Phase III clinical trials for VIAject™. Offsetting these positive factors was an unsuccessful attempted initial public offering due to adverse market conditions.

•	Subsequent to the November 2006 option grants at an exercise price of $5.65 per share (but for which a fair market value of $12.63 per share was used for purposes of the Black-Scholes valuation model), the Company (1) continued to enroll patients in its pivotal Phase III clinical trials for VIAject™ and (2) successfully completed the manufacture and validation of three commercial batches required to support the Phase III clinical trials and potential subsequent commercial launch of VIAject™.
With respect to the difference between the option exercise price of $12.63 per share for options granted in December 2006 and January 2007, which was based on the contemporaneous valuation of the Company’s unrelated valuation specialist, and the $15.00 per share midpoint of the initial public offering price range, the Company notes that the enrollment rate of patients into its Phase III pivotal clinical trials for VIAject™ has accelerated. Further, the Company has observed promising interim data in these trials. Specifically:
•	the Company has observed statistically fewer mild and moderate hypoglycemic events in patients receiving VIAject™ as compared to the patients receiving the comparator drug; and

•	the Company has observed a statistically significant difference in weight changes between Type 1 diabetes receiving VIAject™ as compared to patients receiving the comparator drug after six weeks of the six-month clinical trial.
These observations provide initial data on some of the key secondary endpoints that will determine the success or failure of the VIAject™ Phase III clinical trials. Although these preliminary observations are not necessarily predictive of the final results of clinical trials, these results represent the principal reason for the increase in the Company’s valuation to the proposed initial public offering price range subsequent to its last option grants.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 12, 2007

Accordingly, the Company respectfully submits that the differences between the stock option exercise prices and the midpoint of the proposed initial public offering price should not be viewed as compensatory in nature.
Index to Financial Statements, page F-1
Notes to Financial Statements, page F-7
Intangible Asset, page F-8
2.	Please refer to your response to our prior comment number 18. Please revise your disclosure to include the information provided in your response with respect to determination of the useful life.
RESPONSE: The Company will provide the following additional disclosure in Amendment No. 2: In addition, the Company amortizes expenses for the useful life of its patents over 20 years because its patents are used in the United States and overseas (20 year life). The Company expects the patented technology to generate revenues for at least 20 years.
Share-Based Compensation, page F-10
3.	Please refer to your response to our prior comment number 19. Please tell us how your unrelated valuation specialist concluded that historical volatility data was not a reasonable representation of forward-looking volatility, and the 2006 implied volatility is a reasonable representation of use in 2005. Further please provide us with the “publicly traded companies” you considered in determining the median implied volatility of your stock.
RESPONSE: According to SAB No. 107 interpreting Statement of Financial Accounting Standards No. 123(R), a registrant may disregard a period of historical volatility if data may not be relevant in evaluating expected volatility. Historical volatility was considered by the Company’s unrelated valuation specialist in its valuation analysis, though ultimately it was not utilized as the best estimate of expected volatility due to the following:
•	The Medicare Prescription Drug, Improvement, and Modernization Act of December 2003 created a stronger demand for pharmaceutical stocks and thus increased the volatility of those stocks. Their market prices, at the time of our valuation, reflected such higher volatility levels. However, subsequent government action and threatened actions, such as decreasing reimbursement levels and discussion of price controls relating to the pharmaceutical industry, has decreased the volatility of such stocks so that historical volatility reflecting those higher levels was not deemed to be appropriate; and

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 12, 2007

•	The historical stock movements of biotechnology companies that were close to or commencing commercialization, as some of our comparable companies that were not regarded by the Company’s unrelated valuation specialist as reliable indications of the Company’s volatility at the earlier stages of Biodel’s development. As biotechnology companies approach commercialization, their volatility increases. However, as the Company’s product candidates were in Phase I and Phase II clinical trials, the Company was not close to commercialization at the valuation dates for the Company’s earlier common stock prices.
     Based on these factors the Company’s unrelated valuation specialist concluded that the 2006 implied volatility of similar publicly traded companies served as a more reasonable estimate of forward-looking volatility for both 2005 and 2006 valuation dates.
     The publicly traded companies utilized in this analysis are as follows:
Amylin Pharmaceuticals Inc.
MannKind Corporation
Emisphere Technologies Inc.
Depomed Inc.
Alkermes Inc.
Nektar Therapeutics
     Please do not hesitate to contact me with any questions or comments regarding the foregoing responses. The Company hopes to file Amendment No. 2 promptly.

Very truly yours,
/s/ Michael J. Shef
Michael J. Shef

cc:	Mr. Jeffrey P. Riedler US Securities and Exchange Commission

Mary K. Fraser, Esq. US Securities and Exchange Commission

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 12, 2007

Lisa Vanjoske US Securities and Exchange Commission

Solomon S. Steiner, Ph.D. Biodel, Inc.

Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP

William D. Freedman, Esq. Troutman Sanders LLP

EXHIBIT A
Stock-Based Compensation and Valuation of Equity
     Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. We adopted SFAS No. 123(R) using the retrospective method. Under this method, compensation cost is measured and recognized for all share-based payments granted subsequent to October 1, 2004. We issued no options prior to that date. The fair value of the stock underlying the options is a significant factor in determining credits or charges to operations appropriate for the stock-based payments to both employees and non-employees. Between December 23, 2004 and May 27, 2005, we granted options to purchase an aggregate of 350,007 shares of our common stock at an exercise price of $1.41 per share. Between November 1, 2005 and November 1, 2006, we granted options to purchase an aggregate of 521,825 shares of our common stock at an exercise price of $5.65 per share. In December 2006, we granted options to purchase an aggregate of 235,375 shares of our common stock at an exercise price of $12.63 per share. In January 2007, we granted options to purchase an aggregate of 63,765 shares of our common stock at an exercise price of $12.63 per share.
     Our board of directors determined the exercise price for the shares of common stock underlying options granted between December 2004 and May 2005 based upon the price per share at which we intended to offer and which we subsequently offered and sold our Series A convertible preferred stock to outside investors. That offering commenced in February 2005. For the options granted between December 2004 and May 2005, our board of directors also considered that VIAtab™ had just entered into Phase I clinical trials in March 2005 and VIAject™ had just entered into Phase I clinical trials in May 2005. We had achieved no significant clinical development or regulatory milestones with respect to these two product candidates. We had not sufficiently developed our product candidates to be able to reasonably evaluate the probability of commercial success. Our board of directors recognized that significant additional funding would be required to continue our product development efforts and our corporate operations. Our board of directors did not know if those funds would be available to us. Given our stage of development, our board of directors could not reasonably contemplate a corporate collaboration, the sale of our company or an initial public offering. Our board of directors considered the high degree of uncertainty considering our future prospects and relevant economic and market conditions both generally and based on their experience in the biopharmaceutical industry.
     Our board of directors determined the exercise price for the shares of common stock underlying options granted between November 2005 and 2006 based upon the price per share at which we intended to offer and at which we subsequently offered and sold our Series B convertible preferred stock price to outside investors in an offering that was consummated in July 2006. Our board of directors also considered: (1) the commencement of our Phase II VIAject™ clinical trial in September 2005 and (2) our end of Phase II meeting with the FDA for VIAject™, which was a prerequisite to beginning our Phase III clinical trials for VIAject™. Offsetting these positive factors was an unsuccessful attempted initial public offering due primarily to adverse market conditions. While our product candidates were somewhat further developed, a great amount of uncertainty remained as to our prospects for commercial success. Our board of directors recognized that significant additional funding would be required to continue our product development efforts and our corporate operations. Our board of directors did not know if those funds would be available to us. Given our stage of development, a corporate collaboration, the sale of our company or an initial public offering would have been difficult to achieve. Our board of directors considered the uncertainty of our future prospects and relevant economic and market conditions both generally and based on their experience in the biopharmaceutical industry.
     In connection with the preparation of our financial statements for this offering, we engaged, for the first time, American Appraisal Associates, Inc., or American Appraisal, an unrelated valuation specialist, to perform both a retrospective valuation of our common stock prior to December 2006 and a contemporaneous valuation with respect to the options granted in December 2006 and January 2007.
     American Appraisal utilized two primary valuation methodologies to determine our enterprise value — the market valuation approach and the discounted cash flow valuation approach. American Appraisal determined the fair value of each type of equity instrument we had issued using the probability-weighted expected return method, or

PWERM, as recommended by the American Institute of Certified Public Accountants in its practice aid entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.
     Probability of Occurrence of Various Liquidity Events. At each valuation date, American Appraisal considered the probabilities of four possible liquidity events for our company - remaining private, conducting an initial public offering, being sold or dissolution. The table below demonstrates that American Appraisal’s estimates of the probabilities of each liquidity event occurring changed over time, as it evaluated the significant valuation drivers noted above. The table summarizes the specific probabilities assigned to each liquidity event using the PWERM based on assessments of an analysis of specific risks and the timing and probability of anticipated future outcomes as outlined in the Practice Aid. American Appraisal, in applying its valuation methodology, probability-weighted each of the four liquidity events as described below.

	Liquidity Event
			Sale/
Valuation Date	Private Company	IPO	Merger	Dissolution
July 14, 2005	35%	0%	0%	65%
July 19, 2006	55%	10%	5%	30%
December 19, 2006	45%	35%	15%	5%
These probabilities were used in both the market valuation and discounted cash flow methodologies discussed below.
     Contemporaneous Valuation Methodology. American Appraisal, in performing its contemporaneous valuation, considered, among other factors, our initiation of Phase III clinical trials of VIAjecttm and the commencement of manufacturing commercial batches of VIAjecttm.
     The market valuation approach utilized two valuation methodologies — the public guideline company method and the pre-IPO step-up method. The public guideline company valuation approach identifies publicly-traded companies whose business and financial risks are comparable to ours. This approach, which involves the correlation of the guideline companies’ operations, market prices and valuation ratios to our operations, provides an indication of our marketable common stock value.
     American Appraisal analyzed a summary of operating and market capitalization data of several public biotechnology companies engaged in the development and commercialization of insulin drug programs with some similarity to ours. While some of these companies are already commercially successful, the public guideline company valuation approach was applied because these firms provided market valuation measurements of insulin drug development companies. However, because their market valuations and valuation ratios provided measurement of our potential future values, indications of value for us from this analysis were discounted to present value at discount rates that generally represent Phase II clinical trial success risk. The indicated value utilizing the public guideline company approach was weighted with the value derived from the application of a second market approach, the pre-IPO step-up method.
     The pre-IPO step-up method is based on an analysis of the initial public offering market prices of companies and their most recent private placement valuations prior to their respective initial public offerings. The ratios of initial public offering market capitalization to the post-money capitalizations of private placements provide general indications of the common stock “step-up” in value achieved by technology-based companies upon receiving funding from an initial public offering. Correlation of the median of these ratios to our most recent private placement post-money valuation resulted in an indication of business enterprise value.
     American Appraisal’s valuations were also based, in part, on the income approach adapted for privately held businesses. American Appraisal applied the discounted cash flow method of the income approach to determine our value. The discounted cash flow method is most commonly applied to value a biotechnology company’s product lines when that company is able to reasonably project the commercialization of its product lines over a multi-year period.
     American Appraisal, in applying the discounted cash flow valuation, discounted to present value our management’s projections of future operating cash flow at rates of returns that reflected the business and financial risk of achieving such cash flow. The discounted cash flow analysis incorporated estimates of the time and the cost required to develop and commercialize the potential of VIAjectTM as of the valuation date. These projections were based on certain underlying assumptions regarding development costs, market size and penetration, including the following:
•	the remaining development costs and time required for each existing product to complete each remaining phase in the clinical trial and regulatory approval process;

•	the breadth and depth of the expected commercial market for each of the products as of the valuation date and the estimated market share penetration based on estimates supported by prior experience and industry data, statistics and intelligence; and

•	the costs required to achieve that product commercialization.
     Retrospective Valuation Methodology. American Appraisal, in performing its retrospective valuations, for the July 19, 2006 valuation date only, considered a combination of market valuation approach and discounted cash flow valuation approach and a PWERM that is consistent with the practices recommended by the Practice Aid. In applying these valuation methodologies, American Appraisal considered the following factors:
•	our actual operating performance;

•	a review of our progress in our product research and development and clinical trial activities and of other events that may or may not lead to the commercialization of our products;

•	our projected operating performance and the risks inherent in our business including the risks related to receiving FDA approvals for our product candidates;

•	issuances of preferred stock, common stock and warrants, including the prices paid and the rights and preferences thereof; and

•	the likelihood of achieving liquidity through an initial public offering or a sale of our business and the proceeds that would be allocated to holders of our common stock and the amounts contractually due to holders of our preferred stock.
     American Appraisal also utilized the market valuation approach and the discounted cash flow valuation approach as described under contemporaneous valuation methodology. However, American Appraisal applied the market valuation approach retrospectively only for the July 19, 2006 valuation date because reasonably comparable companies with similar risk and prospects were available to develop a reliable indication of value. The market approach was not considered for the July 14, 2005 valuation because of the significantly greater uncertainty associated with the commercialization success of our product candidates in earlier stages of development and the lack of comparable publicly-traded companies at that stage of development.

     American Appraisal’s Conclusions. American Appraisal, for both the retrospective and contemporaneous valuations, selected the probabilities of the four potential liquidity events described above based on:
•	the potential of an initial public offering at various stages of our product development and the stages of our clinical trials;

•	the potential for collaboration with pharmaceutical or biotechnology companies or our sale as part of the process of commercializing our product candidates; and

•	the need for the probability of and the method of securing the funding required to complete our clinical trials and achieve commercialization.
     Our projected net operating cash flow provided the basis for discounting, or capitalizing, to present value at a rate of return that reflects the business risk of achieving the projected cash flow for each product candidate. This risk-adjusted rate of return reflects the risk associated with us, the risk and uncertainty regarding the achievement of potential liquidity events and consideration of observed rates of return on comparable investments. In the application of the discounted cash flow analyses for the three commercial outcomes of VIAject™, the cash flows were discounted at a discount rate of 30% for the December 19, 2006 contemporaneous valuation, 60% for the July 19, 2006 retrospective valuation and 70% for the July 14, 2005 retrospective valuation. The selected discount rates decreased to reflect changes in the risks and uncertainties related to advancing VIAject™ through the FDA regulatory review process and our ability to access the public markets. We believe that American Appraisal’s selected discount rates are consistent with required rates of return as outlined in the Practice Aid. The Practice Aid indicates ranges of discount rates for start-up development firms to be between 50% and 70%. Early development firms would fall within a range of 40% to 60% and firms in the bridge and/or IPO development stage would be in the range of 25% to 35%.
     Among other factors, the assessment of probabilities at each valuation date also considered the probability of successfully completing an initial public offering, taking into account that:
•	in 2005 and 2006, 24% of proposed initial public offerings have been withdrawn after filing;

•	in 2005 and 2006, initial public offerings that were not withdrawn were priced at approximately a 25% discount from the mid-point of the initial filing range; and

•	of the 21 initial public offerings completed in 2006 for biotechnology and pharmaceutical companies that may be considered comparable to us, 17 of those offerings were priced below the bottom of the initial filing range.
     Additionally, American Appraisal adjusted the indicated market approach value of our common stock to reflect reductions for anticipated dilution related to ongoing financing requirements and for lack of liquidity given that no trading market for our common stock existed at each valuation date. The weighted average reduction that reflects these factors decreased from 50% in July 2006 to 15% in December 2006, as we progressed towards events that improved the prospects of liquidity for our stockholders in the public markets. American Appraisal, in determining the appropriate adjustment to the discount factor to be utilized to adjust the discounted cash flow analysis for the lack of marketability of our common stock, considered the following factors as outlined in the Practice Aid:
•	prospects for liquidity, including the expectation of an initial public offering;

•	restrictions on the transferability of our common and preferred stock;

•	risk and volatility associated with us, our industry and our peers;

•	uncertainty of our value; and

•	concentration in control of our ownership.

     The lack of marketability discount is based on qualitative and quantitative analysis, as well as subjective judgment of these factors. Published restricted stock studies indicate these discounts may fall within the range of 3% to 58%. American Appraisal utilized a discount rate of 15% for the valuation performed for the December 19, 2006 valuation date. American Appraisal utilized a discount rate of 50% to reflect the impact of all these factors on the value of our common stock for the valuations performed for the July 19, 2006 valuation date.
     American Appraisal determined the fair value of our equity instruments based upon the factors listed above and other information available on the measurement dates. Specifically, American Appraisal determined that the fair market value of our common stock was $0.83 per share as of July 14, 2005, $4.69 per share as of July 19, 2006 and $12.63 per share as of December 19, 2006.
     We believe that American Appraisal applied reasonable valuation methodologies, including the application of the discounts cited above, to properly reflect the risks and uncertainties in our common stock as of each valuation date. The assumptions underlying the estimates used by American Appraisal are consistent with our business plan.

      Accounting Treatment.  We selected the Black-Scholes valuation model as the most appropriate valuation method for stock option grants to employees and members of our board of directors. The fair value of these stock option grants is estimated as of their date of grant using the Black-Scholes valuation method. Our compensation committee adopted the valuations of American Appraisal in determining the fair market value of our common stock for the Black-Scholes model. For all options granted prior to July 14, 2005, we used a fair market value of $0.83 per share; for options granted between July 15, 2005 and July 19, 2006, we used a fair market value of $4.69 per share; and for options granted after July 19, 2006, we used a fair market value of $12.63 per share.

      Because we are a private company and therefore lack company-specific historical and implied volatility information, we based our estimate of expected volatility on implied volatility of comparable companies that are publicly traded and which have the following similarities: industry, therapeutic focus, clinical trial phase and dividend yield. We intend to continue to consistently apply this process using the same comparable companies until a sufficient amount of historical information regarding the volatility of our share price becomes available. We use the average of (1) the weighted average vesting period and (2) the contractual life of the option, eight years, as the estimated term of the option. The risk free rate of interest for periods within the contractual life of the stock option award is based on the yield of a U.S. Treasury strip on the date the award is granted with a maturity equal to the expected term of the award. We estimate forfeitures based on actual forfeitures during our limited history. Additionally, we have assumed that dividends will not be paid.

      For stock warrants or options granted to non-employees and non-directors, primarily consultants serving on our Scientific Advisory Board, we measure fair value of the equity instruments utilizing the Black-Scholes method, if that value is more reliably measurable than the fair value of the consideration or service received. The fair value of these equity investments are periodically revalued as the options vest and are recognized as expense over the related period of service or the vesting period, whichever is longer. As of December 31, 2006, we had issued to these non-employees options to purchase an aggregate of 267,104 shares of our common stock. Because we must revalue these options for accounting purposes each reporting period, the amount of stock-based compensation expense related to these non-employee options will increase or decrease, based on changes in the price of our common stock. For the three months ended December 31, 2006, the stock-based compensation expense related to these options was $130,000, of which $21,000 is reflected in research and development expenses and $109,000 is reflected in general and administrative expenses. For the year ended September 30, 2006, the stock-based compensation expense related to these options was $895,000, of which $198,000 is reflected in research and development expenses and $697,000 is reflected in general and administrative expenses.